Exhibit 21.1

Exhibit 21.1—List of Subsidiaries

Domestic Subsidiaries	Jurisdiction of Formation
Costa Rica Management, Inc.	Florida
Legacy Education Alliance Holdings, Inc.	Colorado
Real Market Masters Education, Inc.	Florida
Elite Legacy Education, Inc.	Florida
SCB Building LLC	Florida
Speaker Services of America Inc.	Florida
Tigrent Learning Inc.	Florida
Tigrent Enterprises Inc.	Nevada
LEA Brands Inc.	Colorado
Tigrent eLearning Inc.	Colorado

Foreign Subsidiaries	Jurisdiction of Formation
Rich Dad Education Ltd. (Canada)	Canada
Rich Dad Education Ltd. (UK)	United Kingdom
Tigrent Learning Canada Inc.	Canada
Tigrent Learning UK Ltd.	United Kingdom
Tigrent South Africa Pty. Ltd	South Africa
Legacy Education Alliance Hong Kong Limited	Hong Kong
Whitney International (Singapore) PTE. LTD	Singapore
Legacy Education Alliance Australia (PTY) LTD	Australia